UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.   20549

                         SCHEDULE 13D/A

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                   (AMENDMENT NO. ______2____)*

                            MBIA Inc.

                        (Name of Issuer)

             Common Stock, par value $1.00 per share
_________________________________________________________________
                  (Title of Class of Securities)

                           55262C 10 0
_________________________________________________________________
                          (CUSIP Number)

                    Judith H. Jones, Counsel,
                          860-273-0810
     Aetna Life and Casualty Company, 151 Farmington Avenue,
                   Hartford, Connecticut 06156
_________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        February 8, 1996
_________________________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   5526C 10 0                        13D-A


1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Aetna Life and Casualty Company
             151 Farmington Avenue
             Hartford, CT.  06156-3124
             IRS Identification No. 06-0843808
_________________________________________________________________

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                               (a)_________

                                               (b)_________
_________________________________________________________________

3.  SEC USE ONLY
_________________________________________________________________

4.  SOURCE OF FUNDS
_________________________________________________________________

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)
_________________________________________________________________

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

  Connecticut
_________________________________________________________________
                               7.  SOLE VOTING POWER
                                   0
                                _________________________________
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                    8.  SHARED VOTING POWER
                                   693,009
                                _________________________________

                               9.  SOLE DISPOSITIVE POWER
                                   0
                                _________________________________

                               10. SHARED DISPOSITIVE POWER
                                   693,009
                                _________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     693,009
_________________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

_________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.63%
_________________________________________________________________

14. TYPE OF REPORTING PERSON*
    IC
_________________________________________________________________
              *SEE INSTRUCTION BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

     This Amendment No. 2 to the Schedule 13D originally filed on
November 6, 1991 hereby amends such filing. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning set forth in such Schedule 13D.

Item 1.   Security and Issuer

          This class of equity securities to which this statement relates is the common Stock, par value $1.00 share (the
"Shares"), issued by MBIA, Inc. (the "Company"), a Connecticut corporation. The principal executive offices of the Company are located at 113 King Street, Armonk, New York, 10504.

Item 2.   Identity and Background

          (a), (b) and (c). This statement on Schedule 13D-A is being filed by Aetna Life and Casualty Company ("Aetna"). Aetna is an insurance company organized under the laws of the State of Connecticut. Its principal business is insurance. The principal executive offices of Aetna are located at 151 Farmington Avenue, Hartford, Connecticut 06156. The principal business of Aetna is conducted in the United States of America.

          Previously Aetna filed on Schedule 13D as part of a "group" within the meaning of 13d-1(f) the Securities Exchange Act of 1934, as amended (the "Act"), (such schedule and amendments collectively, the "Filing Group Schedule 13D, as amended"). On October 1, 1991, the joint filing arrangement was terminated and, as the beneficial owner of more than 5% of the Shares, Aetna filed a Schedule 13D on its own behalf on November 6, 1991.

          Attached as Schedule A hereto, and incorporated herein by reference, is a list of all executive officers and directors of Aetna, together with the residence or business address, present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, of each person listed thereon.

          (d) During the past five years immediately prior to the date hereof, neither Aetna, nor to the knowledge of Aetna, any of its executive officers or directors, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years immediately prior to the date hereof, neither Aetna, nor, to the knowledge of Aetna, any of its execute officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

          (f) All of the executive officers and directors of Aetna are United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration.

          N/A

Item 4.   Purpose of Transaction.

          A sale of shares in the ordinary course of business.

Item 5.   Interest in Securities of the Issuer

          Sub-item (a) of this Item is amended and restated in its entirety to read as follows:

          (a) As of the close of business on February 8, 1996, Aetna's beneficial ownership of Shares of the Company and the corresponding percentage of total Shares such number represents was as follows:

                                 Number of Shares        Percentage of Total
Name                             Beneficially Owned      MBIA Inc. Shares

Aetna Life and Casualty Company*        693,009                   1.63%
Gary G. Benanav                             300                   ***
Daniel Kearney                              500                   ***

         *Reporting Person
        **Executive Officer or Director of Reporting Person
      ***Less than .05% of outstanding shares

          (b) Set forth in Schedule B hereto and incorporated herein by reference is, for each person named in (a) above, a detailing of the number of Shares as to which there is sole power to vote and dispose of the Shares, the number of shares as to which there is shared power to vote and dispose of the Shares, and the information required by Item 2 for each person with whom such powers are shared.

          (c) With the exception of a sale on February 8, 1996 by Aetna of 3,120,000 Shares at a net price of $74.375 per share pursuant to an Underwriting Agreement dated February 25, 1992 (the "1992 Underwriting Agreement") among Aetna, the Selling Shareholders named therein and the Underwriters named therein, there have been no purchases or sales of shares by Aetna during the past 60 days. To the best knowledge of Aetna, no person described in (a) above has effected any other transactions in Shares during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          N/A

Item 7.   Material to be Filed as Exhibits

               N/A

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         AETNA LIFE AND CASUALTY COMPANY



                              S/LUCILLE M. NICKERSON
  Date                        Signature
  April 2, 1996               Lucille M. Nickerson
                              Vice President and Corporate Secretary
                              (Title)

                           SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF
                     AETNA LIFE AND CASUALTY


  All directors and executive officers are citizens of the United
States of America unless otherwise noted.

AETNA LIFE AND CASUALTY COMPANY

Directors

                                   Residence or             Principal
Name                               Business Address         Occupation

Wallace Barnes                     1875 Perkins Street   Chairman of the
                                   Bristol, CT 06010     Board, Rohr Inc.

Ronald E. Compton                  Aetna Life and        Chairman and
                                   Casualty Company      President
                                   151 Farmington Ave.   Aetna Life and
                                   Hartford, CT 06156    Casualty Company

William H. Donaldson               Donald Enterprises,   Co-founder and
                                   Inc.                  Senior Advisor
                                   375 Park Avenue       Donaldson Lufkin
                                   New York, NY 10017    & Jenrette, Inc.
                                                         Chairman
                                                         Donaldson
                                                         Enterprises, Inc.

Barbara Hackman Franklin           Barbara Franklin      President and
                                   Enterprises           Chief Executive
                                   2600 Virginia Ave. NW Officer
                                   Washington, DC 20037  Barbara Franklin
                                                         Enterprises

Earl G. Graves                     Earl G. Graves, Ltd.  Chairman and
                                   130 Fifth Avenue      Chief Executive
                                   New York, NY 10011    Officer
                                                         Earl G. Graves Ltd.

Gerald Greenwald                   UAL Corporation       Chairman and
                                   1200 E.Algonquin Rd.  Chief Executive Officer
                                   Elk Grove Village,    UAL Corporation
                                   Illinois 60007

Ellen M. Hancock                   National Semiconductor Executive Vice
                                   Corporation            President and
                                   1090 Kifer Road        Chief Operating
                                   Sunnyvale, CA 94086    Officer
                                                          National Semiconductor
                                                          Corporation

Michael H. Jordan                  Westinghouse Electric  Chairman and
                                   Corporation            Chief Executive
                                   Westinghouse Building  Officer
                                   11 Stanwix Street      Westinghouse
                                   Pittsburgh, PA 15222   Electric
                                                          Corporation

Jack D. Kuehler                    P.O. Box 11130         Retired Vice
                                   Telluride, CO 81435    Chairman
                                                          International
                                                          Business Machines
                                                          Corporation

Frank R. O'Keefe, Jr.              John's Island          Retired Chairman,
                                   Vero Beach, FL 32963   President and Chief
                                                          Executive Officer
                                                          Armtek Corporation

Judith Rodin                       University of          President
                                   Pennsylvania           University of
                                   121 College Hall       Pennsylvania
                                   Philadelphia, PA 19104


Executive Officers

                                   Residence or
Name                               Business Address       Principal Occupation
                                                          (all with Aetna Life
                                                          and Casualty Company)

Zoe Baird                          Aetna Life and         Senior Vice
                                   Casualty Company       President and
                                   151 Farmington Avenue  General Counsel
                                   Hartford, CT  06156

Gary G. Benanav                    Aetna Life and         Executive Vice
                                   Casualty Company       President,
                                   151 Farmington Avenue  Property Casualty
                                   Hartford, CT  06156

J. Roger Bolton                    Aetna Life and         Senior Vice President
                                   Casualty Company       Corporate
                                   151 Farmington Avenue  Communications
                                   Hartford, CT  06156

Robert E. Broatch                  Aetna Life and         Senior Vice President
                                   Casualty Company       Finance
                                   151 Farmington Avenue
                                   Hartford, CT  06156

Mary Ann Champlin                  Aetna Life and         Senior Vice President
                                   Casualty Company       Aetna Human Resources
                                   151 Farmington Avenue
                                   Hartford, CT  06156

Ronald E. Compton                  Aetna Life and         Chairman and President
                                   Casualty Company
                                   151 Farmington Avenue
                                   Hartford, CT  06156

Daniel P. Kearney                  Aetna Life and         Executive Vice
                                   Casualty Company       President,
                                   151 Farmington Ave.    Investments/Financial
                                   Hartford, CT 06156     Services

James W. McLane                    Aetna Life and         Executive Vice
                                   Casualty Company       President,
                                   151 Farmington Avenue  Health/Group Life
                                   Hartford, CT  06156

Vanda B. McMurtry                  Aetna Life and         Senior Vice President
                                   151 Farmington Avenue  Federal Government
                                   Hartford, CT  06156    Relations

Robert J. Price                    Aetna Life and         Vice President and
                                   Casualty Company       Corporate Controller
                                   151 Farmington Avenue
                                   Hartford, CT  06156

                           SCHEDULE B

         *: Reporting Person
         **:Executive Officer or Director of Reporting Person
        ***:  Less than .05% of outstanding shares

Figures given in the table represent numbers of shares.

Name                    Sole Power to          Shared Power to
                        Vote and               Vote
                        to Direct              and to Direct
                        Disposition            Disposition
Aetna Life and
Casualty Company*                                   693,009
- - Gary G. Benanav***          300
- - Daniel Kearney***           500

              THE AETNA CASUALTY AND SURETY COMPANY

Directors

                           Residence or
Name                       Business Address             Principal Occupation

Wallace Barnes             1875 Perkins Street          Chairman of the Board
                           Bristol, CT 06010            Rohr Inc.

Ronald E. Compton          Aetna Life and               President and Chief
                           Casualty Company             Executive Officer,
                           151 Farmington Avenue        Aetna Life and Casualty
                           Hartford, CT 06156           Company

William H. Donaldson       Donald Enterprises, Inc.     Co-founder and
                           375 Park Avenue              Senior Advisor
                           New York, NY 10017           Donaldson Lufkin
                                                        & Jenrette,
                                                        Chairman
                                                        Donaldson
                                                        Enterprises, Inc.

Barbara Hackman Franklin   Barbara Franklin             President and
                           Enterprises                  Chief Executive Officer
                           2600 Virginia Avenue, NW     Barbara Franklin
                           Washington, DC 20037         Enterprises

Earl G. Graves             Earl G. Graves, Ltd.         Chairman and
                           130 Fifth Avenue             Chief Executive Officer
                           New York, NY 10011           Earl G. Graves Ltd.

Gerald Greenwald           UAL Corporation              Chairman and
                           1200 East Algonquin Road     Chief Executive Officer
                           Elk Grove Village, IL 60007  UAL Corporation

Ellen M. Hancock           National Semiconductor       Executive Vice
                           Corporation                  President and
                           1090 Kifer Road              Chief Operating Officer
                           Sunnyvale, CA 94086          National Semiconductor
                                                        Corporation

Michael H. Jordan          Westinghouse Electric        Chairman and Chief
                           Corporation                  Executive Officer
                           Westinghouse Building        Westinghouse Electric
                           11 Stanwix Street            Corporation
                           Pittsburgh, PA 15222

Jack D. Kuehler            P.O. Box 11130               Retired Vice Chairman
                           Telluride, CO 81435          International Business
                                                        Machines Corporation

Frank R. O'Keefe, Jr.      John's Island                Retired Chairman
                           Vero Beach, FL 32963         President and
                                                        Chief Executive Officer
                                                        Armtek Corporation

Judith Rodin               University of Pennsylavnia   President
                           121 College Hall             University of
                           Philadelphia, PA 19104       Pennsylvania


Executive Officers

                           Residence or
Name                       Business Address             Principal Occupation
                                                        (all with Aetna Life
                                                        and Casualty Company)

Zoe Baird                  Aetna Life and               Senior Vice President
                           Casualty Company             and General Counsel
                           151 Farmington Avenue
                           Hartford, CT  06156

Gary G. Benanav            Aetna Life and               Executive Vice President
                           Casualty Company             Property Casualty
                           151 Farmington Avenue
                           Hartford, CT  06156

J. Roger Bolton            Aetna Life and               Senior Vice President
                           Casualty Company             Corporate Communications
                           151 Farmington Avenue
                           Hartford, CT  06156

Robert E. Broatch          Aetna Life and               Senior Vice President
                           Casualty Company             Finance
                           151 Farmington Avenue
                           Hartford, CT  06156

Mary Ann Champlin          Aetna Life and               Senior Vice President
                           Casualty Company             Aetna Human Resources
                           151 Farmington Avenue
                           Hartford, CT  06156

Ronald E. Compton          Aetna Life and               Chairman and President
                           Casualty Company
                           151 Farmington Avenue
                           Hartford, CT  06156

Daniel P. Kearney          Aetna Life and               Executive Vice President
                           Casualty Company             Investments/Financial
                           151 Farmington Avenue
                           Hartford, CT  06156

James W. McLane            Aetna Life and               Executive Vice President
                           Casualty Company             Health/Group Life
                           151 Farmington Avenue
                           Hartford, CT  06156

Vanda B. McMurtry          Aetna Life and               Senior Vice President
                           Casualty Company             Federal Government
                           151 Farmington Avenue        Relations
                           Hartford, CT  06156

Robert J. Price            Aetna Life and               Vice President
                           Casualty Company             and Corporate Controller
                           151 Farmington Avenue
                           Hartford, CT  06156